

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 17, 2006

Mr. Brian J. Bauerbach
President and Chief Executive Officer
Portola Packaging, Inc.
951 Douglas Road
Batavia, IL 60510

      RE: Portola Packaging, Inc.
                Form 10-K for Fiscal Year Ended August 31, 2005
                Filed November 28, 2005
                File No. 033-95318

Dear Mr. Bauerbach:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3255.

                             Sincerely,

                             Nili Shah
                             Accounting Branch Chief